Writer’s E-Mail: cdavis@kkwc.com
Writer’s Direct Dial: 212.880.9865

                               June 12, 2014

VIA EMAIL AND EDGAR

Geoff Kruczek
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	Echo Therapeutics, Inc.
Definitive Additional Materials filed by Platinum Partners Value
Arbitrage Fund, L.P., et al.
Filed on May 30, 2014
File No. 001-35218

Dear Mr. Kruczek:

We acknowledge receipt of the verbal comment given to my colleague Jason Soncini on June 3, 2014 by the Staff of the Securities and Exchange Commission (the “Staff”) with regard to the above-referenced matter, as supplemented by our telephonic discussions (the “Comment”). We have reviewed the Staff’s comment with Platinum Management (NY) LLC and the other participants named in its Proxy Statement (collectively, “Platinum”). This letter shall supersede our previous communications with the Staff on the above-referenced matter.

Platinum confirms that each time in the future that Platinum may point out to stockholders of Echo Therapeutics, Inc. (the “Company”) the number of shares held by the current directors of the Company, Platinum will also separately and clearly disclose the number of shares held by Michael M. Goldberg, M.D. and Shepard M. Goldberg in the same font and format as used to disclose the holdings of the current directors.

The Staff is invited to contact the undersigned at (212) 880-9865 with any additional comments or questions it may have.

Very truly yours,

                                                                                                               /s/ Christopher P. Davis
                                                                                                                     Christopher P. Davis

cc:  David Ottensoser